UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-51825
CUSIP Number: N/A

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I — REGISTRANT INFORMATION

Heron Lake BioEnergy, LLC
Full Name of Registrant

Not applicable
Former Name if Applicable

91246 390th Avenue
Address of Principal Executive Office (Street and Number)

Heron Lake, MN 56137
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

For the reasons stated below, Heron Lake BioEnergy, LLC (the “Company”) was unable to complete its Quarterly Report on Form 10-Q for the period ended April 30, 2013 (the “Form 10-Q”) prior to June 14, 2013 without unreasonable effort or expense.  Management is working diligently to file the Form 10-Q on or before June 19, 2013, the fifth calendar day following the prescribed due date of the Form 10-Q.

The Company is unable to timely file the Form 10-Q because the Company requires additional time to finalize the financial statements and to prepare the report and related disclosures, as well as additional time to allow the registered independent public accounting firm to complete its review procedures following completion of the Company’s work.  The Company has encountered delays in timely finalizing the financial statements and related disclosures due to the diversion of management attention to other critical matters such as negotiating and closing on the Company’s Sixth Amended and Restated Master Loan Agreement and related loan documents with AgStar Financial Services, PCA and implementing its loan restructuring plan and recapitalization plan.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding expected timing of filing the Form 10-Q, financial results for the quarter ended April 30, 2013 and/or statements preceded by, followed by or that include the words “intends,” “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in the Company’s Quarterly Report on Form 10-Q for the period ended January 31, 2013 filed with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael L. Mattison	(507)	793-0077
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Description of anticipated change:

The following paragraph provides certain preliminary, unaudited, unreviewed consolidated statement of operations data for the Company for the fiscal quarter ended April 30, 2013.  These preliminary, unaudited, unreviewed results of operations for the fiscal quarter are subject to review by the Company’s management and the Company’s registered independent public accounting firm.  In addition to the changes in results of operations described below, there may be additional significant changes that the Company cannot yet identify and quantify given the status of completion of its financial statements and related disclosures.

At the time of filing of this Notification, the Company estimates that revenue will be approximately $35.5 million for the fiscal quarter ended April 30, 2013, compared to $41.2 million for the fiscal quarter ended April 30, 2012, the Company’s operating loss for the fiscal quarter ended April 30, 2013 will be approximately $193,000, compared to an operating loss of approximately $661,000 for the fiscal quarter ended April 30, 2012, and the Company’s net loss for the fiscal quarter ended April 30, 2013 will be approximately $998,000, compared to a net loss of approximately $1,356,000 for the fiscal quarter ended April 30, 2012.  Additionally, the Company’s operating loss and net loss for the fiscal quarter ended April 30, 2013 does not include approximately $900,000 in settlement expense, which was recorded during the fiscal quarter ended April 30, 2012.

HERON LAKE BIOENERGY, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 14, 2013	By:	/s/ Michael L. Mattison
Michael L. Mattison
Its: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).